SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2001

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 001-02979

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
Sixth and Marquette
Minneapolis, MN 55479

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Financial Statements and Exhibit

(a) Financial statements for the years ended December 31, 2001 and 2000, supplemental schedule for the year ended December 31, 2001, and independent auditors' report (beginning on page 1) are filed herewith. The Wells Fargo & Company 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As a result, in lieu of the requirements of Items 1-3 of Form 11-K, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed herewith.

(b) Exhibit

23 Consent of independent auditors (following the financial statements)

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator, as the person who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

PRCallahan

Patricia R. Callahan
Executive Vice President
and Director of Human Resources
Wells Fargo & Company

Date: June 27, 2002

Wells Fargo & Company 401(k) Plan

TABLE OF CONTENTS

The following Exhibit is filed as part of this annual report:

Exhibit Number	**Description**
23.	Consent of the Independent Auditors

Independent Auditors' Report

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 26, 2002

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Assets:		
Investments not directed by participants (notes 3, 4, and 5):		
ESOP:		
Company common stock	$ 1,149,292,071	1,353,737,342
Company convertible preferred stock	208,966,966	161,832,978
Short-term investments	997,814	1,004,318
	1,359,256,851	1,516,574,638
Investments directed by participants:		
Separately managed portfolio:		
Wells Fargo Stock Fund	1,534,928,264	1,882,197,039
Stable Value Fund	858,053,109	766,059,924
	2,392,981,373	2,648,256,963
Common collective funds	1,340,341,022	1,449,352,438
Mutual funds	1,206,133,157	1,209,917,007
Participant loans	162,588,548	153,006,639
Total investments	6,461,300,951	6,977,107,685
Pending trades due from broker	638,160	612,964
Accrued income	15,617	73,323
Total assets	6,461,954,728	6,977,793,972
Liabilities:		
Notes payable – Wells Fargo & Company (note 10)	(155,059,694)	(118,842,448)
Pending trades due to broker	(1,854,391)	—
Total liabilities	(156,914,085)	(118,842,448)
Net assets available for benefits	$ 6,305,040,643	6,858,951,524

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions:		
Net (depreciation) appreciation in fair value of investments (note 5)	$ (968,966,518)	867,926,718
Dividends	33,654,782	26,523,568
Interest	16,713,375	14,617,625
	(918,598,361)	909,067,911
Contributions:		
Employer	162,540,368	131,407,644
Participant	284,954,997	233,508,579
	447,495,365	364,916,223
Forfeiture restorations	—	36,164
Plan mergers (note 9)	342,853,540	148,361,359
Total	(128,249,456)	1,422,381,657
Deductions:		
Benefits paid to participants	(409,956,011)	(526,978,887)
ESOP interest expense	(12,393,917)	(10,286,148)
Administrative expenses	(3,311,497)	(3,273,651)
Total deductions	(425,661,425)	(540,538,686)
Net (decrease) increase	(553,910,881)	881,842,971
Net assets available for benefits:		
Beginning of year	6,858,951,524	5,977,108,553
End of year	$ 6,305,040,643	6,858,951,524

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Wells Fargo & Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan's provisions.

(a) General

The Plan is an Employee Stock Ownership Plan (ESOP) with a 401(k) feature and was amended in January 1996 to include all plan assets in the ESOP. It is considered a defined contribution plan sponsored by the Company. Effective July 1, 1999, the Plan was amended and restated to reflect the merger of Norwest Corporation and Wells Fargo & Company, to reflect the merger of the Wells Fargo Tax Advantage and Retirement Plan, and to make changes in contribution limits and in the rules for loans, withdrawals and distributions. Subsidiaries of the Company may elect to be participating employers in the Plan and to offer benefits to their employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees become eligible to make before-tax contributions the first day of the month following one calendar month of service and are eligible to receive employer matching contributions the first day of the quarter following the completion of one year of vesting service.

The Plan is administered by the Company and advised by a committee whose members are appointed by the Board of Directors of the Company (the Employee Benefit Review Committee). The assets of the Plan are held and invested by Wells Fargo Bank of Minnesota, N.A. (the Trustee) which is a wholly owned subsidiary of the Company.

(b) Contributions and Vesting

Each year, eligible participants may make before-tax contributions, subject to certain limitations, from 1% to 18% of their certified compensation as defined by the Plan document (effective January 1, 2002 the maximum percentage was increased to 25%). Participants who are also eligible to participate in the Wells Fargo & Company Deferred Compensation Plan may only contribute up to 9% of certified compensation. (Effective January 1, 2002, the Plan was amended such that this provision was deleted.) These contributions are matched by the Company in an amount equal to 100% up to 6% of participants' certified compensation. Effective January 1, 2002, participants over 50 may make an additional elective pretax contribution each year up to an initial amount of $1,000 annually, increasing incrementally thereafter to $5,000. Such contributions will be made on an unmatched basis. Participants are fully vested in employee contributions and generally become vested in employer contributions at 25% per year and are fully vested after four years. There are exceptions to this vesting schedule for employer contributions as defined in the Plan document.

Employer matching contributions are automatically invested in Wells Fargo & Company common stock (the ESOP Fund). Shares of Company stock contributed by the Company may either be authorized but previously unissued shares or shares held by the Company as Treasury shares.

Eligible participants may also elect to roll over distributions from a former employer's qualified retirement plan.

(Continued)

(c) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) Plan earnings, net of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) ESOP Plan Notes

The Plan, an ESOP, may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company's common or preferred stock. The Plan may also purchase the Company's common stock from sellers other than the Company. During 2001 and 2000, the Plan borrowed money from the Company to buy preferred stock from the Company.

(e) Payment of Benefits and Forfeitures

Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. Certain participants may elect to receive distributions as an annuity. Distributions from the participant's account invested in the ESOP Fund and/or the Wells Fargo Stock Fund (the Stock Fund) are made in cash, unless the participant elects to receive shares of the Company's common stock with the value of fractional shares paid in cash. Distributions from other funds are made in cash.

While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant with holdings in the ESOP Fund or Stock Fund may request the withdrawal from that Fund be disbursed in the form of common stock.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested fund balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer matching contributions were $4,969,329 and $8,376,763 for the years ended December 31, 2001 and 2000, respectively.

(f) Participant Loans

Two types of loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant's principal residence, and may not exceed 20 years. Participants may obtain two loans per calendar year and may have only one principal residence loan outstanding at any time. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant's outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months; or (2) 50% of the participant's total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is determined quarterly and is set at 2% above the prime rate charged by the Trustee. Repayments on loans are generally made through semimonthly payroll deductions and are immediately allocated back to the appropriate funds based on the participant's investment elections. Loans may be repaid in full at any time.

Upon termination or death, loans must be repaid within 90 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the Plan document.

(g) ESOP

The Plan purchases Company preferred stock using the proceeds of borrowings from the Company. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer's matching contribution is allocated to the participants ESOP account (note 3).

(h) Investment Options

Participants may direct the investment of their contributions to the Plan in one or more of 14 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose a fund, the contributions are invested in the Stable Value Fund. Participants may change their deferral percentage or investment direction at any time.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Norwest Corporation Master Savings Trust

Under the terms of a trust agreement between the Company, the Trustee, and the Plan, the Trustee manages a master trust fund (the Trust) on behalf of the Plan. The Trust consists solely of this Plan's assets and the Company has elected the financial statement presentation format which presents the Plan's assets as if they were not part of a Master Trust.

As of December 31, 2001, the Trust is composed of the following 14 investment funds: Stable Value Fund, Bond Index Fund, Strategic Income Fund, Moderate Balanced Fund, Growth Balanced Fund, Aggressive Balanced-Equity Fund (effective February 1, 2002 this fund was renamed the Strategic Growth Allocation Fund), Asset Allocation Fund, S&P 500 Stock Fund, Diversified Equity Fund, Large Company Growth Fund, Diversified Small Cap Fund, EuroPacific Growth Fund, NASDAQ 100-Index Fund, and Wells Fargo Stock Fund. Under the terms of the Trust agreement, the Trustee maintains custody of the 14 funds on behalf of the Plan as well as the ESOP funds.

(c) ***Administrative Expenses***

Certain administrative expenses related to third party service providers are paid by the Plan. All other costs and expenses of administering the Plan and Trust are paid by the Company.

(d) ***Investments***

Investments in mutual funds are valued at fair value based upon quoted market values. Investments in the Stable Value Fund and common collective funds are valued at fair value based upon the quoted market values of the underlying assets. Short-term investments are money market funds which are valued at cost which approximates fair value. Investments in the Company's common stock and Wells Fargo Stock Fund are valued at quoted market values and investments in the Company's convertible preferred stock are valued at appraised value. Participant loans are valued at cost which approximates fair value. Securities transactions are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

As of December 31, 2001 and 2000, the Plan owns 3.64% and 3.38%, respectively, of the outstanding common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owns 173,437 shares and 134,302 shares of convertible preferred stock of the Company with a fair value of $209 million and $162 million as of December 31, 2001 and 2000, respectively. These shares are convertible into additional shares of the Company's common stock based on the fair value of the common stock as of the date of conversion.

On March 12, 2001, the ESOP purchased 192,000 shares of 2001 ESOP cumulative convertible preferred stock from the Company for $206.9 million and issued a note payable to the Company. The shares have a stated value of $1,235 per share, with cumulative dividends payable quarterly at an initial annual rate of 10.50%. The note bears interest at 5.65% and is due in 2011.

On March 29, 2000, the ESOP purchased 170,000 shares of 2000 ESOP cumulative convertible preferred stock from the Company for $181 million and issued a note payable to the Company. The shares have a stated value of $1,065 per share, with cumulative dividends payable quarterly at an initial annual rate of 11.50%. The note bears interest at 7.24% and is due in 2010.

(e) ***Risks and Uncertainties***

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits (note 6).

(f) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(3) ESOP Fund

Amounts in this fund consist of Company common and preferred stock and are not subject to participant investment direction. However, each participant who has attained age 55 has the right to diversify their nondirectiable contribution account and can direct all or a portion of their account any of the other investment options offered under the Plan. Future quarterly match contributions continue to be made to the ESOP fund.

The Company's common and preferred shares were purchased with the proceeds of borrowings from the Company and accordingly represent leveraged shares. These shares are held in an account called the "Unallocated Reserve." The leveraged shares are released from the Unallocated Reserve as the loans are repaid. As the notes payable are repaid, the preferred shares will be released and converted into Company common stock for allocation to participant accounts. The shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the employers' matching contributions credited to participants' ESOP accounts (note 1(g)). Preferred stock is converted into common stock before being credited to participants' accounts.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

The Plan provides that dividends received on the Company's common and preferred stock held in the Unallocated Reserve and the portion of the ESOP Fund attributable to the participants' nonvested accounts will be applied to make any required loan payments. To the extent that such dividends are not sufficient to make required loan payments, employer contributions will be applied to make the required payments. To the extent that dividends on the Company's common stock in the ESOP Fund that are attributable to the nonvested portion of the participants' accounts are used to repay the notes payable, an amount of the Company's common stock having a value equal to the dividends so applied will be allocated to the participants' accounts.

The Company's common stock dividends on the vested portion of the participant's accounts, invested in the Stock Fund and the ESOP Fund, are paid to participants outside the Plan. Effective January 1, 2002, participants may elect to have dividends on Company common stock reinvested in additional shares of Company common stock.

(4) Investments Not Directed by Participants

Information about the net assets available for benefits relating to investments not directed by participants, as of December 31, is presented in the following tables:

	2001		
	Allocated	**Unallocated**	**Total**
Assets:			
Investment in common stock at fair value	$ 1,148,762,389	529,682	1,149,292,071
Investment in convertible preferred stock at estimated fair value	—	208,966,966	208,966,966
Short-term investments	997,814	—	997,814
Total investments	1,149,760,203	209,496,648	1,359,256,851
Accrued income	1,293	7,305	8,598
Total assets	1,149,761,496	209,503,953	1,359,265,449
Liabilities:			
Notes payable	—	155,059,694	155,059,694
Total liabilities	—	155,059,694	155,059,694
Net assets available for benefits	$ 1,149,761,496	54,444,259	1,204,205,755
Wells Fargo & Company common shares:			
Number of shares	26,426,556	12,185	26,438,741
Cost	$ 597,609,857	143,630	597,753,487
Fair value	1,148,762,389	529,682	1,149,292,071
Wells Fargo & Company convertible preferred shares:			
Number of shares	—	173,437	173,437
Cost	$ —	184,761,188	184,761,188
Estimated fair value	—	208,966,966	208,966,966

WELLS FARGO & COMPANY 401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

	2000		
	Allocated	Unallocated	Total
Assets:			
Investment in common stock at fair value	$ 1,351,024,859	2,712,483	1,353,737,342
Investment in convertible preferred stock at estimated fair value	—	161,832,978	161,832,978
Short-term investments	1,004,318	—	1,004,318
Total investments	1,352,029,177	164,545,461	1,516,574,638
Accrued income	24,983	12,830	37,813
Total assets	1,352,054,160	164,558,291	1,516,612,451
Liabilities:			
Notes payable	—	118,842,448	118,842,448
Total liabilities	—	118,842,448	118,842,448
Net assets available for benefits	$ 1,352,054,160	45,715,843	1,397,770,003
Wells Fargo & Company common shares:			
Number of shares	24,260,828	48,709	24,309,537
Cost	$ 446,498,313	573,123	447,071,436
Fair value	1,351,024,859	2,712,483	1,353,737,342
Wells Fargo & Company convertible preferred shares:			
Number of shares	—	134,302	134,302
Cost	$ —	141,919,938	141,919,938
Estimated fair value	—	161,832,978	161,832,978

(Continued)

Information about the significant components of the changes in net assets relating to investments not directed by participants was as follows as of December 31:

	2001		
	Allocated	Unallocated	Total
Contributions	$ 245	162,540,228	162,540,473
Withdrawals	(77,294,041)	—	(77,294,041)
Net depreciation	(315,180,942)	(10,405,557)	(325,586,499)
Dividend income	519,039	19,949,941	20,468,980
Interest income	31,665	53,452	85,117
Administrative expenses	(630,897)	—	(630,897)
Notes payable interest expense	—	(12,393,917)	(12,393,917)
Release of common stock, 3,215,894 shares	151,015,731	(151,015,731)	—
Transfer to other funds	(8,670,743)	—	(8,670,743)
Plan mergers	47,917,279	—	47,917,279
(Decrease) increase in net assets	(202,292,664)	8,728,416	(193,564,248)
Net assets:			
Beginning of year	1,352,054,160	45,715,843	1,397,770,003
End of year	$ 1,149,761,496	54,444,259	1,204,205,755

	2000		
	Allocated	Unallocated	Total
Contributions	$ 283	131,407,361	131,407,644
Withdrawals	(87,098,051)	—	(87,098,051)
Net appreciation	370,859,534	8,087,746	378,947,280
Dividend income	334,191	14,432,102	14,766,293
Administrative expenses	(549,563)	—	(549,563)
Notes payable interest expense	—	(10,286,148)	(10,286,148)
Release of common stock 3,200,782 shares	133,935,581	(133,935,581)	—
Transfer to other funds	(11,538,906)	—	(11,538,906)
Plan mergers	3,313,935	—	3,313,935
Increase in net assets	409,257,004	9,705,480	418,962,484
Net assets:			
Beginning of year	942,797,156	36,010,363	978,807,519
End of year	$ 1,352,054,160	45,715,843	1,397,770,003

(5) Investments

The following represents the fair value of investments as of December 31. Individual investments which represent 5% of net assets are separately identified (†):

	2001	2000
Assets:		
Investments held at fair value:		
ESOP:		
Company common stock†*	$ 1,149,292,071	1,353,737,342
Company convertible preferred stock*	208,966,966	161,832,978
Short-term investments*	997,814	1,004,318
Total ESOP	1,359,256,851	1,516,574,638
Separately managed portfolio*:		
Wells Fargo Stock Fund†	1,534,928,264	1,882,197,039
Stable Value Fund†	858,053,109	766,059,924
Total separately managed portfolio	2,392,981,373	2,648,256,963
Common collective funds*:		
S&P 500 Stock Fund†	731,060,662	852,876,268
Asset Allocation Fund†	411,126,758	493,097,732
Bond Index Fund	174,217,209	103,378,438
NASDAQ 100- Index Fund	23,936,393	—
Total common collective funds	1,340,341,022	1,449,352,438
Mutual funds*:		
Diversified Equity Fund	307,812,772	313,957,667
Large Company Growth Fund†	273,865,638	345,571,930
EuroPacific Growth Fund	135,496,727	158,870,396
Strategic Income Fund	108,509,513	97,984,755
Growth Balanced Fund	144,178,380	95,765,519
Aggressive Balanced-Equity Fund	67,617,018	70,343,311
Moderate Balanced Fund	69,366,269	63,758,701
Diversified Small Cap Fund	99,286,840	63,664,728
Total mutual funds	1,206,133,157	1,209,917,007
Participant loans	162,588,548	153,006,639
Total investments	$ 6,461,300,951	6,977,107,685

* Represents party-in-interest (note 7)

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(968,966,518) and $867,926,718, respectively, as summarized below:

	2001	2000
Net (depreciation) appreciation in fair value of investments:		
ESOP:		
Company common stock	$ (315,624,596)	371,659,940
Company convertible preferred stock	(9,961,903)	7,287,340
Wells Fargo Stock Fund	(423,060,470)	555,142,736
Stable Value Fund	52,466,148	43,120,720
Common collective funds	(120,914,971)	(67,115,281)
Mutual funds	(151,870,726)	(42,168,737)
	$ (968,966,518)	867,926,718

(6) Concentration of Investments

The Plan's investment in shares of Wells Fargo & Company common and preferred stock represents 44.77% and 48.69% of total assets as of December 31, 2001 and 2000, respectively. Wells Fargo & Company is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America.

(7) Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Wells Fargo Bank of Minnesota, N.A., the Trustee, and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Internal Revenue Code.

During 2001 and 2000, the Plan purchased Company preferred stock for the ESOP from the Company (note 2(d)), and allowed participants to invest in the Stock Fund which holds Company stock.

(8) Federal Income Taxes

On May 4, 1999, the IRS issued a determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(9) Plan Mergers

The following plans have merged into the Plan during the years ended December 31, 2001 and 2000:

Date merged	Plan name		Amount
	2001:		
January 1, 2001	First Security Incentive Savings Plan	$	245,587,471
January 1, 2001	Buffalo National Bank Profit Sharing Plan		2,913,816
March 1, 2001	Paragon Capitol LLC 401(k) Profit Sharing Plan		325,259
April 1, 2001	SCI Financial Group, Inc. ET AL Savings and Retirement Plan		7,377,071
April 1, 2001	SCI Financial Group, Inc. salary Reduction Stock Ownership Plan		1,933,932
April 1, 2001	First Commerce Profit-Sharing and Thrift Plan and Trust		39,295,092
May 1, 2001	Marine National Bank 401(k) Plan		881,818
May 1, 2001	Comstock Bank 401(k) Plan		762,026
May 1, 2001	Nevada Banking Company 401(k) Plan		373,495
June 1, 2001	California State Bank 401(k) Plan		2,770,115
June 1, 2001	Brenton Bank, Inc. Employees' Retirement Plan		35,063,495
August 1, 2001	H.D. Vest, Inc. Salary Savings Plan		5,540,911
	Other		29,039
		$	342,853,540
	2000:		
January 1, 2000	Texas Bancshares, Inc. and Subsidiaries Employees 401(k) Profit Sharing Plan & Trust	$	4,392,742
January 1, 2000	Allied Leasing Company 401(k) Retirement Plan		112,613
April 1, 2000	First Place Financial Corporation Profit Sharing Plan		10,059,217
April 1, 2000	Prime Bank Employees' 401(k) Profit Sharing Plan		7,864,034
April 1, 2000	North County Bancorp and Subsidiaries 401(k)/Profit Sharing Plan		5,904,962
June 1, 2000	Bryan, Pendleton, Swats & McAllister, LLC Profit Sharing Plan		3,016,041
July 1, 2000	Michigan Financial Corporation Employee Savings and Stock Ownership Plan		6,658,993
July 1, 2000	Napa National Bancorp 401(k) Plan		256,902
July 1, 2000	Napa National Stock Participation Plan		2,601,826
July 1, 2000	Servus Financial Corporation 401(k) Retirement Plan		2,151,521
August 1, 2000	1st Choice Bank Profit Sharing/401(k) Plan		1,294,580
August 1, 2000	National Bank of Alaska Profit Sharing 401(k) Plan		88,790,079
September 1, 2000	Eastdil Realty Co., L.L.C. Profit Sharing Plan		11,664,222
October 1, 2000	Charter Financial, Inc. Retirement Plan		3,580,713
	Other		12,914
		$	148,361,359

(10) Notes Payable

Notes payable as of December 31 were:

		2001	2000
6.00% ESOP Debt for First Valley, due March 2002	$	36,208	470,656
6.12% 1994 ESOP Convertible Preferred Stock Note, due March 2004		1,032,060	2,735,680
7.40% 1995 ESOP Convertible Preferred Stock Note, due March 2005		5,764,720	8,616,400
5.86% 1996 ESOP Convertible Preferred Stock Note, due March 2006		8,015,280	10,619,440
6.50% 1997 ESOP Convertible Preferred Stock Note, due March 2007		7,879,036	9,923,675
5.97% ESOP Convertible Preferred Stock Note, due December 2008		6,620,480	8,221,462
5.68% ESOP Convertible Preferred Stock Note, due March 2009		16,562,880	19,389,390
7.24% ESOP Convertible Preferred Stock Note, due March 2010		42,559,530	58,865,745
5.65% ESOP Convertible Preferred Stock Note, due March 2011		66,589,500	—
	$	155,059,694	118,842,448

Maturities of notes payable are as follows:

Year ending December 31:		
2002	$	36,208
2003		—
2004		1,032,060
2005		8,635,180
2006		15,263,988
Thereafter		130,092,258
	$	155,059,694

The notes represent exempt loans to the Plan from the Plan sponsor, a participating employer in the Plan. The notes may be repaid in monthly installments through March 31, 2011. The estimated fair market value of the notes as of December 31, 2001 and 2000 was approximately $155 million and $119 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.

(11) Plan Termination

The Company reserves the right to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants shall become 100% vested in their accounts.

(12) Subsequent Events

(a) Plan Mergers

Through June 30, 2002, the following plans were merged into the Plan:

Acordia 401(k) Long Term savings Investment Plan	January 1, 2002
H&R Phillips, Inc. 401(k) Plan	January 1, 2002
The Bank of Santa Fe Retirement Savings Plan	February 28, 2002
Marquette Bancshares, Inc. Retirement Savings Plan	May 1, 2002
First National Bank of Amarillo	June 1, 2002

The aggregate value of the net assets obtained by these mergers valued at the date of the merger was approximately $179 million.

(b) Purchase of Company Stock

Through June 30, 2002, the Plan purchased 238,000 shares of Company preferred stock from the Company for $255 million with the issuance of a note payable to the Company for an equal amount. The note bears interest at 5.25% and is due in 2012.

(c) Plan Amendments

Subsequent to year end the Plan was amended to comply with various legislative and regulatory laws. Effective January 1, 2002:

(1) The maximum before-tax contribution that participants may elect increased from 18% to 25% of certified compensation (as defined by the Plan document).

(2) Participants who are also eligible to participate in the Wells Fargo & Company Deferred Compensation Plan are no longer limited to contributions of 9% of certified compensation.

(3) Participants over 50 may make additional elective pretax contributions each year up to an initial amount of $1,000 annually, increasing incrementally thereafter to $5,000. Such contributions will be made on an unmatched basis.

(4) Participants may elect to have dividends on Company common stock reinvested in additional shares of Company common stock.

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
* Participant loans	Participant loans, interest rates ranging from 6.00% to 12.28%, maturing through date February 15, 2025	27,486	—	$ 162,588,548
* Wells Fargo Asset Allocation Fund	Common Collective Fund	14,005,102	(1)	411,126,758
* Wells Fargo Bond Index Fund	Common Collective Fund	8,758,199	(1)	174,217,209
* Wells Fargo S&P Stock Fund	Common Collective Fund	21,812,614	(1)	731,060,662
* Wells Fargo NASDAQ 100-Index Fund	Common Collective Fund	2,798,367	(1)	23,936,393
* Wells Fargo Large Company Growth Fund	Mutual Fund	5,513,703	(1)	273,865,638
* Wells Fargo Strategic Income Fund	Mutual Fund	5,675,184	(1)	108,509,513
* Wells Fargo Diversified Equity Fund	Mutual Fund	7,706,880	(1)	307,812,772
* Wells Fargo Moderate Balanced Fund	Mutual Fund	3,154,446	(1)	69,366,269
* Wells Fargo Growth Balanced Fund	Mutual Fund	5,078,492	(1)	144,178,380
* Wells Fargo Aggressive Balanced-Equity Fund	Mutual Fund	5,145,892	(1)	67,617,018
* Wells Fargo Diversified Small Cap Fund	Mutual Fund	9,340,248	(1)	99,286,840
The America Funds Group EuroPacific Growth Fund	Mutual Fund	5,042,677	(1)	135,496,727
* Wells Fargo Stable Value Fund	Separately Managed Portfolio	26,471,682	(1)	858,053,109
* Wells Fargo Stock Fund	Common Stock Fund	39,218,148	(1)	1,534,928,264
* Wells Fargo – ESOP	Common Stock Fund	27,436,555	597,753,487	1,149,292,071
* Wells Fargo – ESOP	Convertible Preferred Stock	173,437	184,761,188	208,966,966
* Wells Fargo – ESOP	Money Market Fund	997,814	997,814	997,814
				$ 6,461,300,951

* Represents a party-in-interest
(1) Cost information not required as investments are participant directed.

See accompanying independent auditors' report.

Exhibit 23

Consent of Independent Auditors

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We consent to incorporation by reference in the Registration Statement (No. 333-79777) on Form S-8 of Wells Fargo & Company of our report dated June 26, 2002 with respect to the statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan as of December 31, 2001 and 2000, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of Wells Fargo & Company 401(k) Plan.

KPMG LLP

San Francisco, California
June 26, 2002